Form 10-K405, Exhibit 13
period 1997-06-30
COMMUNICATIONS CENTRAL INC
filed 1997-10-06
CIK 914249

                           Annual Report on Form 10-K

                          Communications Central Inc.

                       Years ended June 30, 1997 and 1996



                                     Item 8
                  Financial Statements and Supplementary Data

                         Report of Independent Auditors

Board of Directors
Communications Central Inc.

We have audited the accompanying consolidated balance sheets of Communications Central Inc. as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. Our audits also included the financial statement schedule in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Communications Central Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements and schedule have been prepared assuming Communications Central Inc. will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses and has a working capital deficiency. In addition, the Company is not in compliance with certain terms of the loan agreement with its bank. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements and schedule do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                  Ernst & Young LLP


Atlanta, Georgia
September 19, 1997

COMMUNICATIONS CENTRAL INC.
CONSOLIDATED BALANCE SHEETS

                                                                         June 30,
                                                                         --------
                                                                   1997            1996
                                                                   ----            ----
ASSETS
  Current assets:
    Cash                                                        $ 5,403,731     $ 2,266,327
    Accounts, receivable, less allowance for doubtful accounts
      of $3,586,000 and $2,140,000 at June 30, 1997 and 1996,     9,275,643      10,612,382
    Prepaid expenses                                              1,180,487         707,699
    Assets held for sale                                         38,791,285              -
    Other current assets                                          1,961,522         870,815
                                                             --------------  --------------
Total current assets                                             56,612,668      14,457,223
Operating equipment:
  Telecommunication equipment                                    63,776,675      73,262,895
  Uninstalled equipment                                             552,721         665,415
                                                                 64,329,396      73,928,310
                                                             --------------  --------------
  Less accumulated depreciation and amortization               ( 33,418,171)   ( 29,922,368)
                                                             --------------  --------------
                                                                 30,911,225      44,005,942
Leasehold improvements, computer equipment and software
  and office furniture and equipment, net of accumulated
  depreciation and amortization of approximately $3,172,000
  and $2,162,000 at June 30, 1997 and 1996, respectively          2,183,441       2,367,534

Deferred loan costs,
   net of accumulated amortization of $243,000
   at June 30, 1996                                                       -         260,153

Intangible assets
  Site license contracts, net                                     3,345,221       7,053,568
  Agreements not to compete, net                                    513,284       1,046,450
  Goodwill, net                                                   8,680,937      36,555,441

Other assets, net                                                 2,086,523       3,981,290
                                                             --------------  --------------

Total assets                                                  $ 104,333,299   $ 109,727,601
                                                              =============   =============


  See accompanying notes




                                                   June 30,
                                                   --------
                                             1997            1996
                                             ----            ----

Liabilities and shareholders' equity
   Current liabilities:
  Notes payable to shareholders          $         -      $     8,333
  Note payable                                     -           79,650
  Accounts payable                          4,674,064       3,324,204
  Accrued expenses                          4,799,916       2,878,447
  Current portion of long term debt        71,697,389       3,000,000
  Accrued commissions                       2,009,907       2,637,010
  Accrued interest                            880,172         634,295
  Accrued compensation                        142,822         102,351
  Accrued income taxes payable                578,984         328,984
                                         --------------  --------------
Total current liabilities                  84,783,254      12,993,274


Long term debt                                     -       70,197,389


Commitments and contingencies                      -               -


Shareholders' equity
  Common Stock, $.01 par value:
  Authorized shares - 50,000,000
  Issued and outstanding shares -
     6,284,222 and 6,054,556 at
     June 30, 1997 and 1996,
     respectively                              62,842          60,545
  Additional paid in capital               51,483,958      50,067,383
  Accumulated deficit                    ( 31,996,755)   ( 23,590,990)
                                         --------------  --------------
Total shareholders' equity                 19,550,045      26,536,938
                                         --------------  --------------

Total liabilities and shareholders'
    equity                               $ 104,333,299   $ 109,727,601
                                         ==============  ==============



  See accompanying notes







COMMUNICATIONS CENTRAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Year ended June 30,
                                                          -------------------
                                             1997                  1996               1995
                                             ----                  ----               ----
Revenue:
  Coin calls                             $ 34,575,398          $ 35,509,110        $33,326,399
  Non coin calls                           65,894,619            66,644,945         47,951,407
  Other                                     3,377,759             3,185,516            144,433
                                         -------------         -------------      -------------
                                          103,847,776           105,339,571         81,422,239
Costs and expenses:
  Line access charges                      31,532,544            35,923,596         27,411,215
  Commissions                              20,839,017            22,299,044         15,111,992
  Service and collection                   19,218,670            19,362,209         12,001,623
  Selling, general and administrative       5,868,275             4,778,522          4,633,821
  Bad debt expense                         17,208,408             8,575,422          4,640,610
  Depreciation and amortization            12,374,243            11,741,785          9,795,025
  Impairment loss                                    -           14,183,996                   -
  Impairment loss on assets held for sale   2,400,000                      -                  -
          Total costs and expenses        109,441,157           116,864,574         73,594,286
                                         -------------         -------------      -------------
Operating income (loss)                   ( 5,593,381)          (11,525,003)         7,827,953
Other Income, net                           5,473,408                      -                  -
Impairment loss of loan origination fees  ( 1,155,652)                     -                  -
Interest expense                          ( 7,130,140)          ( 6,343,142)      (  3,527,644)
                                         -------------         -------------      -------------
Income (loss) before income tax expense   ( 8,405,765)          (17,868,145)         4,300,309
Income tax expense                                   -               78,352          1,127,896
                                         -------------         -------------      -------------
Net income (loss)                        $( 8,405,765)         $(17,946,497)      $  3,172,413
                                         =============         =============      =============

Net income (loss) per common share       $(      1.38)         $(      2.96)      $       0.52
                                         =============         =============      =============
Weighted average shares outstanding         6,101,451             6,054,556          6,064,447
                                         =============         =============      =============


  See accompanying notes.

COMMUNICATIONS CENTRAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       Common Stock
                                                        ---------------------------------------------
                                                                                        Additional                        Total
                                                                                          Paid-In       Accumulated    Shareholders'
                                                             Shares         Amount        Capital         Deficit          Equity
                                                        ----------------------------------------------------------------------------
Balance at June 30, 1994                                   5,424,021      $  54,240     $48,799,468    $ (8,816,906)   $ 40,036,802
  Issuance of Common Stock in acquisition                     46,809            468         549,538               -         550,006
  Issuance of Common Stock upon exercise of options          180,335          1,803         301,153               -         302,956
  Issuance of Common Stock upon exercise of warrants         226,891          2,269          (2,281)              -             (12)
  Tax benefit from employees' stock option plans                   -              -         213,000               -         213,000
  Net income                                                       -              -               -       3,172,413       3,172,413
                                                        ----------------------------------------------------------------------------
Balance at June 30, 1995                                   5,878,056      $  58,780     $49,860,878    $ (5,644,493)   $ 44,275,165
  Issuance of Common Stock upon exercise of options          176,500          1,765         206,505               -         208,270
  Net loss                                                         -              -               -     (17,946,497)    (17,946,497)
                                                        ----------------------------------------------------------------------------
Balance at June 30, 1996                                   6,054,556      $  60,545     $50,067,383    $(23,590,990)   $ 26,536,938
  Issuance of Warrants                                             -              -       1,378,125               -       1,378,125
  Issuance of Common Stock upon exercise of options              666              7           3,490               -           3,497
  Issuance of Common Stock upon exercise of warrants         229,000          2,290          34,900               -       1,415,375
  Net loss                                                         -              -               -      (8,405,765)     (8,405,765)
                                                        ----------------------------------------------------------------------------
Balance at June 30, 1997                                   6,284,222      $  62,842     $51,483,958    $(31,996,755)   $ 19,550,045
                                                        ============================================================================

  See accompanying notes.

COMMUNICATIONS CENTRAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     Year ended June 30,
                                                                                     -------------------
                                                                        1997                 1996               1995
                                                                        ----                 ----               ----
Operating activities
  Net income (loss)                                                $( 8,405,765)         $(17,946,497)     $  3,172,413
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
       Depreciation and amortization                                 12,374,243            11,741,785         9,795,025
       Other                                                        (     7,463)                     -      (    16,336)
       Impairment loss                                                        -            14,183,996                 -
       Impairment loss on assets held for sale                        2,400,000                      -                -
       Impairment loss of loan origination fees                       1,155,652                      -                -
       Changes in operating assets and liabilities:
            Accounts receivable                                       1,336,739                23,923       ( 6,690,852)
            Prepaid expenses, other current assets and other assets ( 1,778,607)         (  2,136,962)      ( 2,506,920)
            Accounts payable                                          1,349,860             2,459,091       ( 1,611,327)
            Accrued expenses                                          1,830,713             1,119,946         1,325,688
            Other liabilities                                                 -                      -        2,261,656
                                                                    -------------        -------------      -------------
  Net cash provided by operating activities                          10,255,372             9,445,282         5,729,347

Investing activities
  Purchases of telecommunication equipment, leasehold
    improvements and office furniture and equipment, net            ( 3,373,207)         (  7,496,323)      (11,402,674)
  Acquisitions of telecommunication equipment, site
    licenses, agreement not to compete and goodwill                           -          (    462,000)      (41,187,892)
  Purchases of site licenses, net                                   ( 2,230,825)         (  2,294,360)      ( 1,957,274)
  Proceeds from sale of equipment                                        33,300               285,000           115,526
                                                                    -------------        -------------      -------------
  Net cash used in investing activities                             ( 5,570,732)         (  9,967,683)      (54,432,314)

Financing activities
  Payments on notes payable                                         ( 1,587,983)         (    423,583)      ( 7,678,146)
  Proceeds from long term debt                                                -             3,000,000        51,640,463
  Issuance of Common Stock                                               40,747               208,270           302,944
                                                                    -------------        -------------      -------------
  Net cash provided by (used in) financing activities               ( 1,547,236)            2,784,687        44,265,261
                                                                    -------------        -------------      -------------
  (Decrease) increase in cash                                         3,137,404             2,262,286       ( 4,437,706)
  Cash at beginning of year                                           2,266,327                 4,041         4,441,747
                                                                    -------------        -------------      -------------
  Cash at end of year                                               $ 5,403,731          $  2,266,327       $     4,041
                                                                    =============        =============      =============

Supplemental disclosure
  Cash paid for interest                                            $ 6,388,854          $  6,725,240       $ 2,591,138
                                                                    =============        =============      =============
  Cash paid for income taxes                                        $          -         $           -      $ 1,170,900
                                                                    =============        =============      ============

  See accompanying notes.

                          Communications Central Inc.

                   Notes to Consolidated Financial Statements
                                 June 30, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Communications Central Inc. (the "Company") is an independent payphone and inmate phone operator operating in 42 states and the District of Columbia. Revenues from the operation of payphones and inmate phones are recorded based on equipment usage and from routing calls to operator service companies and long distance carriers.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Communications Central of Georgia, Inc., InVision Telecom, Inc. and Central Payphone Services, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

At June 30, 1997 and 1996, the Company held warrants to purchase common stock of a vendor. The Company has classified this investment as trading. Trading investments are held for resale in anticipation of short-term market movements. Trading investments are stated at fair value. Gains or losses, both realized and unrealized, are included in Other Revenue. The Company recognized a realized gain of $1.2 million and an unrealized gain of $1.4 million in fiscal 1997.

OPERATING EQUIPMENT

Operating equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets. The estimated useful life of all telecommunication equipment is 10 years. The Company capitalizes the cost of initial installation as part of the cost of telecommunication equipment. Repairs and maintenance are expensed as incurred.

                          Communications Central Inc.

CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company derives a majority of its operating revenues from commercial customers in the United States and large long distance telecommunications companies. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company's allowance for doubtful accounts is based upon management's estimates and historical experience.

INTANGIBLE ASSETS

Intangible assets consist of costs allocated to agreements not to compete, site license contracts relating to installed and acquired equipment, and goodwill, which represents the excess of the purchase price paid for acquired equipment over the fair value of the acquired equipment.

Amortization for agreements not to compete is computed using the straight-line method over the life of the agreements, ranging from 3 to 7 years. Accumulated amortization on agreements not to compete at June 30, 1997 and 1996 was approximately $1,359,000 and $1,019,000, respectively. In the case of the site licenses acquired in an acquisition, the estimated fair value of the site license is capitalized. Amortization for site license contracts is computed using the straight-line method over the estimated life of the contracts, ranging from 6 to 7 years. Accumulated amortization on site license contracts at June 30, 1997 and 1996 was approximately $4,891,000 and $2,683,000, respectively. Amortization for goodwill is computed using the straight-line method over lives of 15 and 40 years. Accumulated amortization on goodwill at June 30, 1997 and 1996 was approximately $3,844,000 and $2,298,000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to disposed of. The Company adopted SFAS No. 121 in the third quarter of fiscal 1996.

Periodically, the Company assesses the appropriateness of the carrying amounts of long-lived assets and related amortization periods based on the undiscounted value of the

                          Communications Central Inc.

current and anticipated future cash flows generated by the business. If there are indicated impairments, a write-down is recorded to the extent the carrying amount exceeds fair value. Fair value is based on either a quoted value, if available, or the estimated future cash flows of the business discounted at a market rate of interest.

An impairment loss of $14.2 million during the third quarter of fiscal 1996 was recognized in accordance with SFAS No. 121. Cash flow generation by payphones and inmate lines, on an acquisition by acquisition basis, was calculated based on the Company's best estimate of future income and expenses including the impact of a continued reduction in operator service provider revenue as a result of "dial around." Where the sums of future undiscounted cash flows of these long-lived assets were less than their recorded book values, an impairment loss was recognized. Such losses consisted of approximately $12.4 million for operating equipment and approximately $1.8 million for related intangible assets.

An impairment loss on assets held for sale of $2.4 million was recognized during the fourth quarter of fiscal 1997 in accordance with SFAS No. 121. The impairment loss was determined based on the estimated fair value to be received for long-lived assets to be disposed of under an August 21, 1997 Asset Purchase Agreement with Talton Holdings, Inc. ("Talton") to purchase substantially all of the assets of the Company's inmate division. (See Note 16.) All of the long-lived assets of the Company's inmate division have been classified as assets held for sale in current assets. The results of operations for the inmate division were (millions):

                                              1997    1996   1995
                                             -------  -----  -----
        Revenue                              $ 46.2   $47.9  $21.1
        Income/(Loss) Before Income Taxes     (13.4)    1.5    3.3

INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET INCOME (LOSS) PER SHARE

Net income (loss) per share is computed using the weighted average number of common shares and , if dilutive, common equivalent shares outstanding during the period.

                          Communications Central Inc.

STOCK BASED COMPENSATION

During 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which provides an alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based compensation to employees. As permitted by SFAS 123, the Company continues to account for stock option grants in accordance with APB Opinion No. 25 and has elected the pro forma disclosure alternative of the effect of SFAS No. 123. Accordingly, adoption of the standard in fiscal 1997 did not affect the Company's results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, "Earnings Per Share", which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter ending December 31, 1997, and, upon adoption, all prior period earnings per share data presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 31, 1997 is not permitted. The Company does not expect that the adoption of the new pronouncement will have a material impact on the Company's results of operations.

RECLASSIFICATIONS

Certain changes in the presentation of the June 30, 1996 amounts have been made to conform to the June 30, 1997 presentation.

2. GOING CONCERN AND MANAGEMENT'S PLAN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; they do not include adjustments relating to the recoverability of recorded asset amounts and classification of recorded assets and liabilities to reflect the possible future effects if the Company is not able to continue as a going concern.

The Company reported a net loss of $8.4 million for the year ended June 30, 1997, and reported a net loss of $17.9 for the preceding year. The Company violated certain terms and conditions of its bank 1996 Credit Agreement resulting in the outstanding balance of $71.7 million as of June 30, 1997 being classified a current liability. At June 30, 1997 there was a working capital deficiency of $28.2 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

                          Communications Central Inc.

Management's plan for addressing these conditions is as follows:

Sale of the Company's inmate operations.  Pursuant to the Asset Purchase
----------------------------------------
Agreement between the Company and Talton Holdings, Inc., the Company has agreed to sell certain assets of the inmate operations to Talton for approximately $42 million. (See Note 16) The sale is scheduled to be consummated on or about October 31, 1997, and is contingent upon a number of items. The cash from the sale of these assets is planned to reduce a portion of the outstanding debt and provide working capital.

Take advantage of deregulated local coin rates.  In appropriate markets, the
-----------------------------------------------
Company intends to increase the coin rate charged on or about October 7, 1997.

Aggressively pursue "fair compensation" as mandated in the Telecommunications
-----------------------------------------------------------------------------
Act of  1996 for dial around calls.  Through participation in industry groups
-----------------------------------
and individually, the Company will pursue compensation for dial around calls from appropriate interexchange providers.

Renegotiate or replace the 1996 Credit Agreement.  Management intends to
-------------------------------------------------
renegotiate the terms of the 1996 Credit Agreement with its existing lender or replace the agreement with a new secured lender.

Although the results of these actions cannot be predicted, the Company believes that the above steps are appropriate and, if successful, will help improve operating results and cash flow.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of these instruments. The carrying amounts reported in the balance sheet for notes payable and long-term debt approximate fair values. Fair values for notes payable and long-term debt are estimated based on the present value of expected cash flows.

4. ACCOUNTS RECEIVABLE AND BAD DEBT EXPENSE

At June 30, 1997, the accounts receivable balance was $12.9 million with an allowance for doubtful accounts of $3.6 million. Of that amount, $6.4 million represents receivables generated from inmate calling along with an allowance of $3.4 million. The remaining $6.5 million represents receivables generated from the Company's pay telephones which

                          Communications Central Inc.

includes $5.7 million due from interexchange carrier's for "dial-around compensation". In the fourth quarter of fiscal 1997, the Company changed its estimate of bad debt expenses by recording expenses of $6.8 million related to its inmate calling business primarily to reflect its experience with increased levels of chargebacks for prior periods reported by LECS primarily in the second and third quarters of the 1997 fiscal year.


 increases in the levels of LEC
chargebacks for prior periods received during the 1997 fiscal year.

At June 30, 1996, the accounts receivable balance was $12.7 million with an allowance for doubtful accounts of $2.1 million. Of that amount, $9.9 million represents receivables generated from inmate calling along with an allowance of $2.0 million. The remaining $2.8 million represents receivables from the Company's pay telephones which includes $1.2 million due from interexchange carriers for "dial-around compensation".

5. NOTES PAYABLE

                                                JUNE 30,
                                                --------
                                           1997           1996
                                           ----           ----

Unsecured notes to payable shareholders  $    -        $ 8,333
Notes payable                            $    -         79,650
                                         ------        -------
                                              -         87,983
Less current portion                          -         87,983
                                         ------        -------
                                         $    -        $     -
                                         ======        =======
6. BANK DEBT

In July 1995, the Company entered into an agreement (the "1995 Loan") with a bank that amended and restated the terms of a previous agreement. The 1995 Loan contains affirmative and negative covenants including provisions for maintaining minimum consolidated net worth, interest coverage ratios, and fixed charge coverage. In addition, it provided that the Company could not declare or pay dividends and it restricted capital expenditures, indebtedness, third party guarantees and asset dispositions.

In August 1996, the Company entered into a Credit Agreement (the "1996 Credit Agreement") that amended and restated the 1995 Loan. The 1996 Credit Agreement permitted borrowing of up to $75,000,000 until November 30, 1996. It required a payment of $12,000,000 on or before July 1, 1997. The 1996 Credit Agreement is secured by essentially all of the assets of the Company including the stock of its operating subsidiaries. The 1996 Credit Agreement further requires principal payments of $500,000 per month beginning January 1997, and $750,000 per month beginning in January 1998,

                          Communications Central Inc.

through the 1996 Credit Agreement's maturity in July 1999. In conjunction with the 1996 Credit Agreement, the Company incurred loan origination costs of approximately $257,000. These costs, which include loan closing fees, legal and professional fees, are being amortized over the life of the 1996 Credit Agreement.

On October 8, 1996, the Company's lender agreed to amend the 1996 Credit Agreement to extend the maturity of the $12,000,000 payment due on November 30, 1996 to July 1, 1997, and to adjust the financial covenants accordingly.

In consideration for the amendments during fiscal year 1997, the lender received warrant agreements to purchase up to 225,000 shares of the Company's Common Stock at a nominal price. The cost of approximately $1.4 million associated with these warrants will be amortized over the life of the 1996 Credit Agreement.

In June 1997, the above terms were modified by the Second Amendment to the 1996 Credit Agreement which extended the timing of the July 1, 1997 payment to September 1, 1997 upon the payment of a principal amount of $1,500,000. The Company was not able to repay the remaining payment due of $10,500,000 on
September 1, 1997.   As a result, the Company is in default under the 1996
Credit Agreement. In addition, the Company was not in compliance with the financial covenants under the 1996 Credit Agreement, as amended, as of June 30, 1997. Because of this default, the Company has recognized the impairment of deferred loan costs of $1.2 million at June 30, 1997.

As a result of the above, all of the debt under the 1996 Credit Agreement, as amended, is shown as current.

7. LEASE COMMITMENTS

The Company leases office space and certain equipment under operating leases. Total rent expense for the years ended June 30, 1997, 1996, and 1995 was approximately $ 668,000 $587,000, and $899,000, respectively.

Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consist of the following at June 30, 1997:

                          Communications Central Inc.

               Year ending June 30,

                        1998              $1,295,000
                        1999               1,067,000
                        2000                  89,000
                                          ----------
                                          $2,451,000
                                          ==========

8. PREFERRED STOCK

As of June 30, 1997 the Company had 2,000,000 shares of Preferred Stock authorized and none issued and outstanding.

9. COMMON STOCK

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, the Company recognizes compensation expense to the extent the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant.

STOCK OPTIONS

During fiscal 1992, the Board of Directors issued 348,500 options to purchase Common Stock at an exercise price of $1.18 per share. These options are exercisable and became fully vested upon consummation of the Company's initial public offering on December 16, 1993. The option holders exercised the remaining 176,500 of the vested options during fiscal 1996.

On October 19, 1993, the Board of Directors approved the establishment of the 1993 Stock Option Plan. The 1993 Stock Option Plan was amended and restated as of October 11, 1995 (the "1993 Plan") to increase the shares for issuance upon exercise of options granted to 850,000 shares. Options are to be granted at an exercise price per share that is not less than the fair market value on the date of the grant. All Options granted under the 1993 Plan must be exercised no later than the tenth anniversary of the date of the grant. Options may be granted with different vesting terms, but generally provide for vesting

                          Communications Central Inc.

over a three year period. During 1996, the Company repriced 65,000 options, with exercise prices which ranged from $11.88 to $15.00, to fair market value on the date of the repricing.

On October 19, 1993, the Board of Directors established the Stock Option Plan for Directors (the "DirectorsO Plan"), which provides for the grant of non-qualified stock options to purchase up to 50,000 shares of Common Stock to directors who are not also employees of the Company. Under the Directors' Plan, eligible directors could elect to receive stock options in lieu of annual director compensation. The option exercise price is defined as 50% of the fair market value of a share on the date of grant. During fiscal 1995 and 1996, 7,997 and 25,402 options were granted under the Directors' Plan, respectively. Under the Directors' Plan, on the date of the grant of options at less than fair market value, the Company will, to the extent compensation expense has not already been recorded, recognize compensation expense ratably over the vesting period in an amount equal to the difference between the fair market value on the date of grant and the option exercise price.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to June 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1997, respectively; risk-free interest rates of 5.54% and 6.48%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 0.555; and a weighted-average expected life of the options of 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                          Communications Central Inc.

                                         1997            1996
                                         ----            ----
Pro forma net loss                   $(8,818,000)   $(18,386,000)
Pro forma loss per share             $     (1.45)   $      (3.04)

Because SFAS is applicable only to options granted subsequent to June 30, 1995, its pro forma effect will not be fully reflected until fiscal year 1998.

A summary of the Company's stock option activity under the 1993 Stock Option Plan, for the years ended June 30 follows:

                                                                              YEAR ENDED JUNE 30,
                                                                              -------------------
                                                           1997                      1996                     1995
                                                           ----                      ----                     ----

                                                               WEIGHTED                    WEIGHTED                 WEIGHTED
                                                               AVERAGE                     AVERAGE                   AVERAGE
                                                OPTIONS     EXERCISE PRICE    OPTIONS   EXERCISE PRICE   OPTIONS  EXERCISE PRICE
                                                -------     --------------    -------   --------------   -------  -------------

Outstanding, Beginning of year                  735,000        $    6.45      287,584      $  12.60     204,750   $   11.12
Granted                                          85,000             6.86      660,000          6.11     183,500       14.30
Exercised                                          (666)            5.25            -             -      (8,333)      12.00
Canceled                                         (2,334)            5.25     (212,584)         5.30     (92,333)      12.76
                                              --------------------------    -----------------------    --------------------
Outstanding, end of year                        817,000             6.49      735,000      $   6.45     287,584   $   12.60
                                              ==========================    =======================    ====================
Exercisable, end of the year                    333,207        $    7.53       67,999      $   8.48      46,166   $   12.08
                                              ==========================    =======================    ====================
Weighted-average fair value of options
  granted during the year                                      $    3.76                   $   2.61
                                                               ---------                   --------

Options outstanding at June 30, 1997 have a weighted average remaining contractual life of approximately 8.17 years and are exercisable at prices ranging from $5.25 to $15.00.

WARRANTS

In fiscal 1991, the Company issued stock purchase warrants to its bank to purchase up to 316,188 shares of Common Stock at an exercise price of $.01 per share, subject to adjustment in certain events. All of the warrants expire on May 1, 2001. The warrant holders had the right to put the warrants to the Company; however, termination of these put rights occurred automatically upon the closing of the Company's initial public offering on December 16, 1993, and the Company therefore transferred $1,204,117 from redeemable warrants to additional paid-in capital on Common Stock. Upon the closing of the Company's initial public offering, the warrant was partially exercised and converted into 79,047 shares of Common Stock (see above). During fiscal 1994, the warrant was further exercised and converted into an additional 10,114 shares of Common Stock. During fiscal 1995, 226,891 warrants were exercised and converted into an additional 226,891 shares of Common Stock. An additional 136 warrants were recovered, but not converted into Common Stock.

                          Communications Central Inc.

In September 1996, the Company issued stock purchase warrants to it's lender to purchase 225,000 shares of Common Stock at an exercise price of $.01 per share. (See Note 4) The warrants were exercised and converted into 225,000 shares of Common Stock on March 17, 1997. As of June 30, 1997 no warrants to purchase shares of Common Stock remain outstanding.

In July 1995, the Company issued warrants to purchase 44,500 shares of Common Stock at $8.75 per share to a vendor. During fiscal 1997, warrants to purchase 4,000 shares were exercised.

On June 30, 1997, the Company had reserved a total of 882,902 shares of Common Stock for future issuance upon exercise of the stock options and warrants.

10. OTHER INCOME

In March 1997, the Company announced an Agreement and Plan of Merger, ("Merger Agreement") with PhoneTel Technologies, Inc. ("PhoneTel"). On August 21, 1997, the Company announced that its Merger Agreement had been terminated without any shares of the Company's stock being purchased. In the fourth quarter of fiscal 1997, the Company received payments totaling $6 million from PhoneTel. As a result of the amendment and then termination of the agreement, PhoneTel forfeited these payments to the Company. The payments were recorded as "Other Income", net of related expenses.

11. INCOME TAXES

The components of income taxes are as follows:

                                                  YEAR ENDED JUNE 30,
                                                  -------------------
                                       1997          1996          1995
                                       ----          ----          ----

Current:
  Federal                            $     -       $ 78,352     $1,127,896
  State                                    -              -              -
                                     -------       --------     ----------
                                           -         78,352      1,127,896

Deferred:
  Federal                                  -              -              -
  State                                    -              -              -
                                     -------       --------     ----------
                                           -       $ 78,352     $1,127,896
                                     -------       --------     ----------

                          Communications Central Inc.

At June 30, 1997, the Company had net operating loss carryforwards ("NOLs") of approximately $32.9 million for federal income tax purposes. These NOLs expire in varying amounts beginning in 2002 as follows:

                Year ended June 30,

                       2002                      $   185,000
                       2003                          944,000
                       2004                        3,475,000
                       2005                        2,052,000
                       2006                          889,000
                       2007                        2,735,000
                       2008                        2,285,000
                       2009                          579,000
                       2010                          806,000
                       2011                       11,751,000
                       2012                        7,212,000
                                                 -----------
                                                 $32,913,000
                                                 ===========

Section 382 of the Internal Revenue Code, as amended ("Section 382"), limits the amount of federal taxable income that may be offset by the preexisting NOL's of a corporation following a change in ownership ("Ownership Change") of the corporation. Approximately $12.9 million of the Company's NOL's are currently subject to limitation under Section 382 because the Company experienced an Ownership Change in fiscal 1991 due to the issuance of convertible preferred stock and in fiscal 1994 due to the issuance of common stock in the Company's initial public offering. Based upon the Ownership Change that occurred in fiscal 1991 and 1994, the Company has estimated the NOL's subject to the Section 382 limitation will not exceed $469,000 per year. The remaining NOL of $20.0 million can offset future taxable income without limitation.

Income tax expense differs from the amount computed by applying the statutory Federal income tax rates for the following reasons:

                          Communications Central Inc.

                                                            YEAR ENDED JUNE 30,
                                                            -------------------
                                                  1997          1996           1995
                                                  ----          ----           ----
Income tax expense at statutory federal
  income tax rate applied to income before
  income taxes                                $(2,857,960)  $(6,075,169)  $ 1,462,105
Increase (decrease) resulting from:
  State tax expense, less federal tax benefit  (  336,230)   (  626,339)      192,879
  Change in valuation allowance                 3,086,504     6,694,557    (  612,903)
  Other                                           107,686        85,303        85,824
                                              -----------   -----------   -----------
                                              $         -   $    78,352   $ 1,127,896
                                              ===========   ===========   ===========



Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                           JUNE 30,
                                                           --------
                                                1997                   1996
                                                ----                   ----
Deferred tax assets:
  Net operating loss carryforwards          $13,641,425            $ 9,766,394
  Reserves and vacation pay                   1,095,360              1,212,897
  AMT credit                                  1,117,135              1,117,135
  Book over tax assets                        6,409,097              5,126,872
                                            -----------            -----------
  Gross deferred tax assets                  22,263,017             17,223,298
  Valuation allowance                        10,749,143              7,662,639
                                            -----------            -----------
Total deferred tax assets                    11,513,874              9,560,659


Deferred tax liabilities:
  Tax over book depreciation                  10,481,678              8,601,976
  Deferred bonus expense                      1,032,196                958,683
                                            -----------            -----------
Total deferred tax liabilities               11,513,874              9,560,659
                                            -----------            -----------
Net deferred tax balance                    $         -            $         -
                                            ===========            ===========


12. ACQUISITIONS


During the year ended June 30, 1995 the Company acquired certain assets of various independent payphone and inmate phone operators including:

                          Communications Central Inc.

                                                                                                    AMOUNT
                                                                                                 ALLOCATED TO
                                                                                 PURCHASE         INTANGIBLES
       ACQUISITION DATE                        SELLING COMPANY                     PRICE           ACQUIRED
---------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1995:
 July 1994                      Pay-Tel of Illinois                                $ 4,162,000      $   778,000
 July 1994                      InVision Telecommunications, Inc.                    4,246,000        3,770,000
 August 1994                    Pay Phones Plus, Inc.                                5,899,000        3,358,000
 November 1994                  Telso, Inc.                                         12,590,000        7,303,000
 April 1995                     Robert Cefail & Associates                          18,905,000       13,025,000

The purchase method of accounting was used to record each of the above acquisitions. Accordingly, the purchase price was allocated to the assets acquired based on estimated fair values at the purchase dates. Operating results for the respective companies have been included in the Company's results of operations from the respective purchase dates.

The following represents the unaudited pro forma results of operations for the year ended June 30, 1995, assuming the above acquisitions has occurred at the beginning of the year preceding the year of acquisition:

                                       YEAR ENDED JUNE 30, 1995
                                       ------------------------
Net revenues                                 $104,929,000
Income before extraordinary item                9,158,000
Net Income                                      9,158,000
Net income per share                                 1.51

13.  EMPLOYEE SAVINGS PLAN

Effective January 1, 1993, the company formed a contributory savings plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all of its employees. The company matches 50% of employee contributions to a maximum of 6% of employee earnings each Plan year. Company contributions to the Plan were approximately $83,500 and $84,000 for the years ended June 30, 1997 and 1996, respectively.

                          Communications Central Inc.

14. CONTINGENCIES AND UNCERTAINTIES OF DIAL AROUND COMPENSATION

The Company is from time to time subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such pending matters will not have a material effect on the Company's financial position.

The Federal Communications Commission ("FCC") issued an order on "dial around" compensation ("FCC Order"), which provided an interim plan by which the interexchange carriers ("IXC's") paid an aggregate monthly amount of $45.85 per phone to the owners of each payphone. The Company received $1.7 million for the partial month of November 1996 and the full month of December 1996. For the months of January 1997, February 1997 and March 1997 the Company received an amount of approximately $36.12 per phone per month as several of the IXC's refused to pay while the FCC Order was being appealed. The Company has accrued at the rate of $45.85 per phone per month through June 30, 1997. The receivable
owing from all of the IXCs at June 30, 1997 was approximately $5,700,000.   Of
that amount, approximately $1,800,000 was collected in July 1997, leaving a balance of approximately $3,900,000 remaining to be collected.

In a July 1, 1997 decision, the U.S. Court of Appeals for the District of Columbia Circuit ("Court") reviewed certain Orders of the FCC related to the implementation of the payphone-specific provisions of the Telecommunications Act of 1996. Among other things, the Court remanded the issue of rates for compensation for 800 and access code calls to independent payphone providers ("dial around compensation") back to the FCC for further consideration.
Further, in a supplemental opinion dated September 16, 1997, the Court clarified its opinion on dial around compensation by stating that it was vacating, rather than remanding, the FCC's previous dial around compensation rates while the FCC further reviews the issue. The Company is continuing to analyze these complex rulings, and attempting to determine the effect, if any, that they may have on the Company's financial statements and results of operations.

If the FCC fails to implement a dial around compensation amount that approximates at least the $45.85 per phone per month or 35 cents per call, then the impact of such a ruling could have a material adverse effect on the Company's financial position. For every dollar that the FCC changes its compensation plan from $45.85 per phone per month, the Company's revenue from non-coin calls could be impacted positively or negatively by approximately $155,000 for the period from November 8, 1996 through June 30, 1997.

15. RELATED PARTIES

During the year ended June 30, 1995 the Company paid consulting fees of approximately $25,000 per year to a shareholder who also holds a position on the Board of Directors of the Company.

                          Communications Central Inc.

16. SUBSEQUENT EVENTS

On August 21, 1997, the Company, InVision Telecom, Inc. (a wholly owned subsidiary of the Company) and Talton Holdings, Inc. ("Talton") entered into an Asset Purchase Agreement (the "Purchase Agreement") whereby Talton agreed to purchase substantially all of the assets of the Company's inmate phone business for approximately $42 million (subject to adjustment as provided in the Purchase Agreement). The Purchase Agreement is scheduled to close on or about October 31, 1997 and is subject to certain closing conditions including the consent of the Company's principal lender and the execution of satisfactory employment agreements with certain members of InVision's management team. Upon consummation of the Purchase Agreement and the transactions contemplated thereby, the Company will not own any inmate phones or have any inmate phone operations.

                          COMMUNICATIONS CENTRAL INC.
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                    YEARS ENDED JUNE 30,1997, 1996 AND 1995



           COLUMN A                      COLUMN B         COLUMN C       COLUMN D         COLUMN E         COLUMN F
-----------------------------------------------------------------------------------------------------------------------
                                        Balances at      Charged to     Charged to
                                         Beginning       Costs and     Other Account    Other Changes      Balance at
                                         of Period       Expenses         Describe      Add (Deduct)      End of Period
                                      ---------------------------------------------------------------------------------
Year ended June 30,1997:
  Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts    $2,140,000       $17,208,000     $        -     $(15,762,000) (1)    $ 3,586,000
    Deferred tax asset valuation
     allowance                          7,663,000         3,086,000              -             -             10,749,000
                                      ---------------------------------------------------------------------------------
      Total                            $9,803,000       $20,294,000     $        -     $(15,762,000) (1)    $14,335,000
                                      =================================================================================
Year ended June 30,1996:
  Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts    $2,418,000       $ 8,575,000     $        -     $ (8,853,000) (1)    $ 2,140,000
    Deferred tax asset valuation
     allowance                            968,000         6,695,000     $        -             -              7,663,000
                                      ---------------------------------------------------------------------------------
      Total                            $3,386,000       $15,270,000     $        -     $ (8,853,000) (1)    $ 9,803,000
                                      =================================================================================

Year ended June 30,1995:
  Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts    $  601,000       $ 4,641,000     $        -     $ (2,824,000) (1)    $ 2,418,000
    Deferred tax asset valuation
     allowance                          1,581,000          (613,000)    $        -             -                968,000
                                      ---------------------------------------------------------------------------------
      Total                            $2,182,000       $ 4,028,000     $        -     $ (2,824,000) (1)    $ 3,386,000
                                      =================================================================================

                                     S-1